UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

--------------------------------------------------------------X
                                                                                              :
In the Matter of                                                                      : CERTIFICATE PURSUANT TO
                                                                                              :          RULE 24
ENTERGY LOUISIANA, INC.                                            :
                                                                                              :
File No. 70-10086                                                                 :
                                                                                              :
(Public Utility Holding Company Act of 1935)                        :
--------------------------------------------------------------X

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

On October 5, 2004, the Company issued and sold, by negotiated public offering, to Morgan Stanley & Co. Incorporated, Greenwich Capital Markets, Inc., and Hibernia Southcoast Capital, Inc., as underwriters, $70,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 6.40% Series due October 1, 2034 ("Bonds"), issued pursuant to the Fifty-eighth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

Attached hereto and incorporated by reference are:

Exhibit A-3(b) - Execution form of Fifty-eighth Supplemental Indenture relating to the Bonds.

Exhibit B(b) - Execution form of Underwriting Agreement relating to the Bonds.

Exhibit C-1 - Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-114174 and incorporated herein by reference).

Exhibit F-1(b) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel for the Company.

Exhibit F-2(b) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 15th day of October, 2004.

ENTERGY LOUISIANA, INC.
By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer